EXHIBIT 2.3

SECURITIES EXCHANGE AGREEMENT

This Securities Exchange Agreement (this “Agreement”), dated as of January ___, 2017, is by and among Aly Energy Services, Inc., a Delaware corporation (the “Company”), and each of the security holders listed on Schedule I hereto (each a “Holder” and collectively the “Holders”).

In consideration of the mutual promises and conditions contained herein, the parties hereto hereby agree and covenant as follows:

1. Preliminary Notes.

(a) The Holders own (i) shares of preferred stock (“Aly Operating Preferred Stock”) of Aly Operating, Inc. (“Aly Operating”), (ii) shares of preferred stock (“Aly Centrifuge Preferred Stock”) of Aly Centrifuge Inc. (“Aly Centrifuge”), (iii) a subordinated note issued by Aly Centrifuge (the “Aly Centrifuge Subordinated Note”) and (iv) rights to contingent payments based upon the revenues of Aly Centrifuge (the “Aly Centrifuge Contingent Payments” and together with the Aly Operating Preferred Stock, Aly Centrifuge Preferred Stock and Aly Centrifuge Subordinated Notes, the “Exchange Securities”).

(b) The Company has outstanding secured indebtedness originally extended by Wells Fargo Bank and its affiliates (“Wells Fargo”) aggregating approximately $21.9 million (the “Secured Indebtedness”) as of the date hereof. The amount of the Secured Indebtedness substantially exceeds the fair market value of the Company’s assets. The Company has been in default in respect of the Secured Indebtedness commencing as of March 31, 2016. Since that date, the Company has continued operations under a series of forbearance agreements with Wells Fargo (the “Forbearance Agreement”), pursuant to which Wells Fargo agreed to forbear from exercising its remedies in respect of the Secured Indebtedness for limited periods of time and upon the satisfaction by the Company of certain conditions.

(c) Effective October 26, 2016, Tiger Finance, LLC (“Tiger”) acquired all of the Secured Indebtedness from Wells Fargo and extended the effectiveness of the Forbearance Agreement to December 12, 2016. Effective December 12, 2016, Permian Pelican, LLC (“Pelican”), acquired all of the Secured Indebtedness from Tiger and extended the effectiveness of the Forbearance Agreement to January 31, 2017.

(d) The forbearance agreement provides that Pelican will restructure the Secured Indebtedness if the Company is able to consummate a recapitalization plan, satisfactory to Pelican (the “Recap”), that will, at a minimum, result in the surrender of the Exchange Securities in exchange for the issuance of shares of common stock of the Company (“Aly Energy Common Stock”) prior to January 31, 2017.

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(e) Pelican has proposed to the Company that, after giving effect to the consummation of the Recap and the restructure of the Secured Indebtedness:

(i) Approximately $16.9 million of the Secured Indebtedness will be converted into 16,900 shares of convertible preferred stock of the Company having an original liquidation preference of $16,900,000. Such shares will be convertible into 55,185,029 shares of Aly Energy Common Stock (an effective rate of approximately $0.306 per share of Aly Energy Common Stock), which would represent approximately 80% of the fully diluted capital stock of the Company.

(ii) Approximately $5.6 million of the Secured Indebtedness will remain outstanding (of which $5.1 million will be in the form of a term loan and approximately $0.5 million will be in the form of a $1.0 million revolving credit arrangement).

(iii) The Holders will receive an aggregate of 7,089,443 shares of Aly Energy Common Stock pursuant to the transactions contemplated by this Agreement, which will represent approximately 10.3% of the fully diluted capital stock of the Company.

(iv) The current holders of Aly Energy Common Stock, owning an aggregate of 6,706, 814 shares of Aly Energy Common Stock as of the date hereof, which will represent approximately 9.7% of the fully diluted capital stock of the Company.

(e) The Company has requested that the Holders execute and deliver this Agreement in order to consummate the Recap and permit the Company to restructure the Secured Indebtedness and continue operations.

2. Basis of Exchange. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing defined herein, (i) each of the Holders agrees to sell, assign, transfer, convey and deliver to the Company the Exchange Securities set forth opposite such Holder’s name on Schedule I hereto and (ii) the Company agrees to issue to such Holders the number of shares of Aly Energy Common Stock to be issued in consideration therefor, all as more particularly set forth on Schedule I hereto.

3 Closing Procedure. The surrender of the Exchange Securities and issuance and delivery of the shares of Aly Energy Common Stock described in Section 2 above shall occur on the first business day, but in any event prior to January 31, 2017, on which the conditions set forth in Section 6 below have been satisfied or waived by the Company. At the Closing, the Company will cancel the Exchange Securities delivered by the Holders and issue in consideration therefor the applicable number of shares of Aly Energy Common Stock. The parties hereto shall further execute and deliver such additional documents and take such additional actions as any party reasonably may deem to be practical and necessary in order to consummate the transactions contemplated by this Agreement.

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4. Representations and Warranties of the Holders. Each Holder hereby represents and warrants to the Company as follows:

(a) Holder is the record and beneficial owner of the Exchange Securities to be surrender for exchange to the Company hereunder, and upon the surrender of the Exchange Securities at the Closing in accordance with the terms of this Agreement, the Holder will transfer such Exchange Securities to the Company free and clear of all liens, claims and encumbrances.

(b) Holder has not employed any broker or finder or incurred any liability for any brokerage fees, commissions, or finders' fees in connection with the transactions contemplated hereby.

(c) Holder is acquiring the shares of Aly Energy Common Stock to be issued hereunder for Holder’s own account for investment purposes and not with a view to, or for sale in connection with, a distribution, as that term is used in Section 2(11) of the Securities Act of 1933, as amended (the “1933 Act”).

(d) Holder has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the shares of Aly Energy Common Stock, is able to bear the risks of an investment in shares of Aly Energy Common Stock and understands the risks of, and other considerations relating to, an investment in Aly Energy Common Stock, including the matters set forth under the captions “Risk Factors” in the Company’s reports filed with the Securities and Exchange Commission (“SEC”). Holder further understands that the shares of Aly Energy Common Stock have not been registered under the 1933 Act and that accordingly the certificates evidencing such shares will bear a restrictive legend to such effect.

(e) Holder acknowledges that (i) the Company has been delinquent in filing periodic reports with the SEC since the filing of its financial statements as of March 31, 2016 and for the quarter then ended and (ii) the Company has experienced a material adverse change in its financial condition and results of operations since the date of its most recently filed financial statements.

(f) Holder acknowledges that the shares of Aly Energy Common Stock are quoted on OTC Pink at prices substantially lower than the effective price at which such shares are being issued to Holder hereunder in consideration for the face amount of the Exchange Securities.

(g) Holder acknowledges that there is no assurance that the Company will be able to successfully operate its business even if the Secured Indebtedness is restructured after the consummation of the Recap.

(h) Holder has been advised that there will be substantial dilution in the Holder’s percentage ownership of the Company as a result of the consummation of the Recap.

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(i) Holder acknowledges that the Aly Operating Preferred Stock, Aly Centrifuge Preferred Stock and Aly Centrifuge Subordinated Note have different rates of exchange into shares of Aly Energy Common Stock; such different exchange rates are arbitrarily determined by the Company based on the relative priorities of the Exchange Securities and the relative values of the Company’s subsidiaries which issued such Exchange Securities; and the Holder has been given no opportunity to negotiate such exchange rates.

5. Representations and Warranties of the Company. The Company hereby represents and warrants to the Holders that:

(a) The Company is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware.

(b) The Company has all requisite corporate power and authority (corporate and other) to enter into and perform this Agreement. This Agreement has been duly and validly executed and delivered by the Company and is the legal, valid, and binding obligation of the Company, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency or similar laws affecting the rights of creditors generally and by the availability of certain equitable remedies.

(c) All of the shares of Aly Energy Common Stock to be issued to the Holders will upon issuance be duly authorized, validly issued, fully paid and nonassessable, and free of preemptive rights (statutory or contractual).

(d) The Company has not employed any broker or finder or incurred any liability for any brokerage fees, commissions, or finders' fees in connection with the transactions contemplated hereby.

6. Effectiveness of this Agreement. This Agreement will become effective upon the Company’s receipt of signature pages from (i) Kurt Chew, the sole holder of the Aly Operating Preferred Stock, (ii) United Centrifuge, Ltd., the sole holder of the Aly Centrifuge Subordinated Note and (iii) a majority in interest of the holders of the Aly Centrifuge Preferred Stock and Contingent Payments. In the event that such condition is not satisfied prior to January 31, 2017 (unless such date is extended in the sole discretion of the Company and Pelican), this Agreement will not become effective and all signature pages previously received from Holders will be null and void.

7. Successors and Assigns. This Agreement shall bind and inure to the benefit of the parties and their respective successors and assigns.

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8. Governing Law. This Agreement shall be interpreted and construed in accordance with, under, and governed by, the laws of the State of Texas. The parties agree that any litigation directly or indirectly relating to this Agreement must be brought before and determined by a court of competent jurisdiction within Harris County, Texas, and the parties hereby agree to waive any rights to object to, and hereby agree to submit to, the jurisdiction of such courts.

9. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall for all purposes be deemed an original and all of which shall constitute the same instrument, but only one of which need be produced.

10. Expenses. Each party will bear the fees and expenses incurred by it in connection with the transactions contemplated hereunder.

11. Amendments. This Agreement may be amended, modified or supplemented only by a written instrument executed by all of the parties hereto.

12. Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws effective during the term hereof, such provision shall be fully severable and this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision never comprised a part hereof; and the remaining provisions hereof shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom. Furthermore, in lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as part of this Agreement, a provision as similar in its terms to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable.

13. Entire Agreement. This Agreement (together with the documents referenced herein) embodies the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to the subject matter hereof.

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IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first above written.

Aly Energy Services, Inc.

By:
Alya Hidayatallah
Chief Financial Officer

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SIGNATURE PAGE FOR HOLDER

Date: January _____, 2017

The undersigned is one of the “Holders” referenced in the foregoing Securities Exchange Agreement and hereby tenders this signature page to the Company in accordance with the provisions of Section 6 of the foregoing agreement.

Legal Name of Holder: ______________________________________

Printed Name of Signatory: __________________________________

Signature: _______________________________________

Address for Notices: [please fill in below]

______________________

______________________

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Schedule I

Name	Exchange Securities	Shares of Aly Energy

CNS	Aly Centrifuge Preferred	593,815
CNS	Contingent Payment	326,834
1211296	Aly Centrifuge Preferred	593,815
1211296	Contingent Payment	130,660
Rivera	Aly Centrifuge Preferred	296,066
Bowman	Aly Centrifuge Preferred	198,499
United Centrifuge, Ltd.	Aly Centrifuge Preferred	1,357,322
United Centrifuge, Ltd.	Subordinated Debt	1,200,000
Kurt Chew	Aly Operating Preferred	2,414,971

Total		7,111,981

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